Exhibit 99.1

News Release
B2Gold Reports First Quarter 2015 Results.
Reports a 20% Increase in Gold Production; Cash Operating Costs $51 Per Ounce Below Budget.
 New Otjikoto Mine Continues to Beat Expectations.

Vancouver, May 15, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports its operational and financial results for the first quarter of 2015. The Company previously released its gold production and revenue for the first quarter of 2015 (see news release dated 03/12/15). All dollar figures are in United States dollars unless otherwise indicated.

2015 First Quarter Highlights

•	Record quarterly consolidated gold production of 115,859 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), 20% greater than in the same period in 2014
•	Record gold sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial production sales from Otjikoto)
•	Gold revenue of $138.9 million (or a record of $162 million including $23.1 million of pre-commercial production sales from Otjikoto)
•	Consolidated cash operating costs of $701 per ounce, $51 per ounce or 7% below budget, and all-in sustaining costs of $1,091 per ounce
•	Cash flow from operating activities of $58.7 million ($0.06 per share)
•	Strong cash position of $128.2 million at quarter-end
•	New Otjikoto Mine in Namibia successfully transitioned into production, achieving commercial production one month ahead of schedule on February 28, 2015
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year remains on schedule, expecting to increase gold production starting in September 2015
•
Company is on track to meet its 2015 guidance of 500,000 to 540,000 ounces of gold production at cash operating costs between $630 to $660 per ounce and all-in sustaining costs between $950 and $1,025 per ounce

•	In Mali, Fekola Project feasibility study is well underway with completion expected by June 2015; Road construction and site earthworks commenced in February 2015

2015 First Quarter Operational Results

Consolidated gold production in the first quarter of 2015 was a record 115,859 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), exceeding budget by 754 ounces and 20% greater than in the same period last year. The increased gold production was primarily attributable to the successful production start at Otjikoto. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production were credited to Otjikoto’s mineral property development costs prior to commercial production. Gold production at the Company’s Masbate Mine in the Philippines and La Libertad and Limon Mines in Nicaragua were approximately in-line with budget. As previously reported, 2015 consolidated gold production is anticipated to be weighted to the second half of the year.

In the first quarter of 2015, consolidated cash operating costs were $701 per ounce, $51 per ounce or 7% below budget. The favourable variance reflects the successful start-up of the low-cost Otjikoto Mine and lower costs for fuel/diesel and cost savings at both the Masbate and Limon mines. Consolidated cash operating costs are forecast to be significantly lower in the second half of 2015 compared to the first half of the year (as gold production increases) and average between $630 to $660 per ounce for the full-year. All-in sustaining cash costs for the first quarter of 2015 were $1,091 per ounce.

B2Gold is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce, compared to $680 per ounce in 2014. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the first half of 2015, consolidated gold production is expected to be in the range of 225,000 to 245,000 ounces and increasing to 275,000 to 295,000 ounces in the second half of the year, due to a number of factors including the continued ramp-up of gold production at Otjikoto and higher forecast grades for the Masbate and Libertad mines in the second half of the year.

2015 First Quarter Financial Results

For the first quarter of 2015, the Company generated (GAAP) net income of $6.3 million ($0.01 per share) compared to a net loss of $24 million (negative $0.04 per share) in the same period last year. The net loss in the first quarter of 2014 included a non-cash mark-to-market loss of $38.3 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

Adjusted net income was $10.9 million ($0.01 per share) in the first quarter of 2015 compared to $17.2 million ($0.03 per share) in the first quarter of 2014.

Consolidated gold revenue for the first quarter of 2015 was $138.9 million (or a record of $162 million including $23.1 million of pre-commercial production sales from Otjikoto) on record sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial production sales from Otjikoto) at an average price of $1,210 per ounce compared to $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce in the 2014 first quarter. The 8% increase in gold revenue was mainly attributable to a 16% increase in gold sales volume, partially offset by an approximately 8% decline in the average realized gold price.

Cash flow from operating activities was $58.7 million ($0.06 per share) in the first quarter of 2015 compared to $18.4 million ($0.03 per share) in the first quarter of 2014. Cash flow from operations in the current quarter increased by $40.3 million, mainly due to a $37.7 million positive change in working capital in the quarter. The main changes in working capital related to value-added and other tax receivables and inventories.

Cash flow from operating activities before changes in working capital increased to $44.9 million ($0.05 per share) from $44 million in the first quarter of 2014, despite an 8% decline in the average realized gold price, reflecting the continued strong operational performance of the Company’s mines, and most significantly the addition of the low cost Otjikoto Mine.

Liquidity and Capital Resources

At March 31, 2015, the Company remained in a strong financial position with cash and cash equivalents of $128.2 million and working capital of $143.4 million. In 2015, the Company's cash from operations is expected to increase significantly due to gold production from the new Otjikoto Mine.

Regarding financing the construction of the Fekola Project, discussions with the Company’s lenders are ongoing and the Company expects to complete an updated revolving credit facility to increase the available credit facility from $200 million to approximately $400 million range in the second quarter. Coupled with the Company’s substantial operating cash flows, the Company expects that the updated facility will be sufficient to fund its budgeted capital expenditures over the next three years, including Fekola construction costs.

At March 31, 2015, the Company had available a $200 million Senior Credit Facility of which $125 million had been utilized, leaving $75 million available for further borrowings. The Company also has a $40.9 million Otjikoto equipment loan facility available (based on current foreign exchange rates), of which $34.4 million had been drawn down as at March 31, 2015.

For the three months ended March 31, 2015, resource property expenditures totaled $56.9 million with the most significant components being Fekola Project development costs of $18.5 million and Otjikoto Mine net capital expenditures of $13.5 million. Strong operating cash flows for the first quarter of 2015 of $58.7 million were used to fund the Company’s capital expenditure needs.

Operations

Otjikoto Mine, Namibia

The new Otjikoto Mine achieved commercial production on February 28, 2015. In its first month of commercial production, in March, the Otjikoto Mine produced 12,319 ounces of gold, exceeding budget by 355 ounces. The average daily mill throughput was 7,668 tonnes of ore per day (compared to budget of 6,855 tonnes) with mill recoveries averaging 98.6% (compared to budget of 95.9%). The average gold grade processed was 1.65 grams per tonne (“g/t”) compared to budget of 1.83 g/t. The processed gold grade continues to increase towards budget as the mine optimizes mining grade control and continues to fine tune the new on-site assay lab. This improvement is expected to continue as the mine gets below the complex upper oxide portion of the orebody and reaches primary ore.

In April (subsequent to the first quarter), Otjikoto continued to beat expectations. Otjikoto produced 13,414 ounces of gold, 21% higher than budget of 11,078 ounces. In addition, gold grades milled averaged 1.77 g/t, exceeding budget of 1.74 g/t.

Otjikoto’s cash operating costs for the first month of commercial production were $477 per ounce, $64 per ounce or 12% below budget. Mining costs were positively impacted by lower than budgeted maintenance work on heavy mobile equipment and lower in-pit drilling costs. Mining and processing costs were also positively impacted by lower diesel and gasoline prices (13% lower than budget) and lower heavy fuel oil prices (6% lower than budget). Cash operating costs were also positively impacted by a 7% weaker than budgeted Namibian dollar relative to the United States dollar.

Net capital expenditures in the first quarter of 2015 totaled $13.5 million (on a cash basis), mainly consisting of $6.3 million for the mill expansion and $14.3 million for development costs, partially offset by positive net cash proceeds of $7.1 million (pre-commercial gold sales less pre-commercial production costs). The development costs of $14.3 million included payments of $8.1 million which had been accrued and included in liabilities as at December 31, 2014.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule. Two additional leach tanks have been installed and the pebble crusher has been ordered. It is anticipated that this work will be completed by August 31, 2015. This will support additional throughput initially from the Otjikoto Mine and subsequently from the fully permitted Wolfshag deposit that is located immediately adjacent to the main Otjikoto deposit.

For 2015, the Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit.

Masbate Gold Mine - Philippines

The Masbate Mine continued its strong operational performance into the first quarter, after setting a quarterly production record in the fourth quarter of 2014. First quarter gold production at Masbate was 46,241 ounces, approximately in-line with budget and an increase of approximately 9% or 3,665 ounces over the same period last year. Masbate’s new SAG mill is running consistently and performing well. Mill throughput was 1,756,234 tonnes, approximately 10% higher than in the first quarter of 2014. The average gold grade processed was 1.05 g/t (Q1 2014 – 1.03 g/t) and mill recoveries averaged 78.5% (Q1 2014 – 80.9%). Gold recoveries decreased slightly in the quarter due to the lower proportion of oxide ore in the material processed.

Masbate’s cash operating costs in the first quarter of 2015 were $674 per ounce, $67 per ounce below budget and $49 per ounce lower than in the prior-year quarter. Mining costs were 9% less than budget mainly due to savings in fuel costs and slightly lower material movement than planned. Processing costs were also less than budget due to lower power generation costs and lower costs for consumables, such as lime and consumables used for tailings treatment.

Capital expenditures in the first quarter of 2015 totaled $4.1 million, mainly consisting of land purchases of $0.8 million, water treatment plant improvements of $0.7 million, pre-stripping costs of $0.6 million and tailings pond development of $0.3 million.

The Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce. Operating cash costs in the second quarter of 2015 are budgeted to be higher than the first quarter of 2015 as a result of budgeted lower grade and recoveries and related increased mining costs. However, grade is budgeted to improve in the second half of 2015 (average grade of 1.19 g/t) resulting in lower cash operating costs in the second half of the year.

In the first quarter of 2015, the extension of Masbate’s income tax holiday was approved by the Philippine Board of Investments for an additional year to June 30, 2016. The Company is in the process of applying for a second extension to June 30, 2017.

La Libertad Gold Mine - Nicaragua

La Libertad Mine completed another solid quarter relative to budget, processing 568,006 tonnes (Q1 2014 - 546,314 tonnes) to produce 25,326 ounces of gold, exceeding budget by 508 ounces. As expected, gold production in the current quarter was lower compared to 38,596 ounces produced in the first quarter of 2014, as the prior-year quarter benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. However, gold production in 2015 from La Libertad is expected to be weighted to the second half of the year, when mining and processing of higher grade ore from the Jabali Antenna and Las Angeles Pits are planned to commence. The plant continues to operate well with gold recoveries averaging 93.9% (Q1 2014 – 93.2%).

La Libertad’s cash operating costs in the first quarter of 2015 were on budget at $841 per ounce, and higher compared to the first quarter of 2014 of $541 per ounce due to the lower production (as expected) in the current quarter. La Libertad`s cash operating costs are forecast to be significantly lower in the second half of 2015 (as gold production increases) and average between $605 to $635 per ounce for the full-year.

Total capital expenditures in the first quarter of 2015 were $6.1 million, mainly consisting of La Esperanza tailings dam expansion of $2.8 million, capital spares of $1 million, pre-stripping costs of $0.9 million and Jabali development of $0.7 million.

La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2015 at a cash operating cost of approximately $605 to $635 per ounce.

El Limon Gold Mine - Nicaragua

Quarterly gold production at the Limon open pit and underground mine was 13,158 ounces (Q1 2014 – 15,131 ounces) which was 793 ounces below budget. Gold production was temporarily affected in the quarter by a four day labour dispute (primarily over long term disability benefits), which was subsequently resolved without any material impact to production in the quarter.

The process plant performed well in the first quarter with mill throughput of 122,677 tonnes (Q1 2014 - 116,012 tonnes) and mill recoveries averaging 94.1% (Q1 2014 - 91%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 3.54 g/t (Q1 2014 – 4.46 g/t). In the coming quarter, El Limon moves to 100% underground based production and gold grades are expected to steadily improve.

Limon`s cash operating costs in the first quarter of 2015 were $738 per ounce (Q1 2014 - $624 per ounce), $79 per ounce or 10% less than budget, mainly due to lower development and mining costs at Santa Pancha 1, and lower processing costs due to lower liner costs, reduced consumable costs for leaching and lower general and administration costs.

Capital expenditures in the first quarter of 2015 totaled $5.4 million, mainly consisting of San Jose tailings facilities (Phase 3) of $2.3 million, underground mining equipment $1.7 million and underground development costs at Santa Pancha of $1.2 million,

The Limon open pit and underground mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce.

Development

Fekola Development Project - Mali

The Company is committed to advancing its newly acquired Fekola Project. Based on current assumptions and subject to completion of financing and mine construction, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year in 2018.

Road construction and site earthworks at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works include the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Current early works construction include: improving the existing access road between Kenieba and the site, construction of a new site access road, stockpiling of sand and gravel to be used to produce concrete, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint. The goal is to complete the critical tasks by June 30, 2015, prior to the rainy season so construction work can continue uninterrupted through all seasons.

The Company is also assessing and optimizing the preliminary economic assessment work previously completed by Papillon. This includes: completion of a new metallurgical testing program, reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and updated feasibility study for the Fekola Project by June 30, 2015. Based on current assumptions, the Company believes that Fekola Mine construction could be complete and in the commissioning phase by as early as the fourth quarter of 2017. With the addition of Fekola production, based on current assumptions, B2Gold could produce over 900,000 ounces of gold in 2018.

In January 2015, the Company purchased, from its local Malian partner, the remaining 10% non-controlling interest in Songhoi Resources SARL (“Songhoi”) which holds 100% of the Fekola project. The purchase price consisted of $21.2 million, payable in both cash and common shares, and the grant of a 1.65% net smelter royalty on the Fekola Project. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million in common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The Company is in the process of creating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining license currently held in Songhoi will be transferred to this company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in acquiring an additional 10% interest and negotiations are on-going. If the Government of Mali is successful, and as anticipated, the final ownership of the Exploitation Company will be 80% by the Company and 20% by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company and negotiation of the Mining Convention are expected to be completed by the third quarter of 2015.

Outlook

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

With the commencement of production at Otjikoto and the robust Fekola Project on the horizon, the Company continues to pursue its strong growth profile and low-cost gold production base. Based on current assumptions, B2Gold expects consolidated gold production to grow from 380,000 ounces in 2014 to approximately 900,000 ounces in 2018. The Company is currently conducting a feasibility work program at Fekola with the final feasibility study scheduled for completion in June 2015. Road construction and other additional earthworks commenced in February 2015. The Company is again utilizing the in-house construction team that recently completed the construction of the Otjikoto Mine. Based on current assumptions the Company expects to complete construction at Fekola and commence production ramp up in late 2017.

The Company is well advanced in negotiations with its lenders and a syndicate of international banks to increase the term and amount of its revolving credit facility from $200 million to approximately $400 million (the “New RCF”). Closing of the New RCF is expected later in the second quarter of 2015.

The Company believes that closing of the proposed New RCF coupled with strong operating cash flows from the Company’s existing mine operations will provide the Company with adequate resources both to maintain its operations and fund construction of the Fekola Project, based on current assumptions, including current gold prices.

With the expansion at the Otjikoto Mine and the commencement of construction at Fekola, the Company remains committed to maintaining its strong growth pipeline and low cost structure. In addition, the Company will continue an aggressive exploration program focused primarily on brownfields exploration on the Company’s existing projects.

Another important focus for the Company that continues to grow is our commitment to Corporate Social Responsibility. In 2014, we continued and added to many programs in the communities in which we work to improve the lives of others.  Looking forward, our commitment remains to focus on health, education and sustainable local business development.

First Quarter 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter results before the North American markets open on Friday, May 15, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, May 15, 2015 at 10:00 am PDT / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=173938. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 1787855).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, estimated future revenues, production estimates, anticipated operating and production costs and revenue and future demand for and prices of commodities; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the Mining Convention with the Government of Mali and the potential development of the Fekola Project, the anticipated completion of the Fekola feasibility study, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of production capacity, including the cost reduction and continued ramp up and expansion of gold production at the Otjikoto mine and development of the adjacent Wolfshag zone, and the availability of and potential for new credit facilities, including the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2015	2014

Gold revenue	$138,892	$129,020

Cost of sales

Production costs	(77,823)	(62,305)
Depreciation and depletion	(32,795)	(25,310)
Royalties and production taxes	(4,995)	(4,310)

Total cost of sales	(115,613)	(91,925)

Gross profit	23,279	37,095

General and administrative	(9,708)	(7,322)
Share-based payments	(5,488)	(3,391)
Provision for non-recoverable input taxes	26	(621)
Foreign exchange losses	(1,749)	(332)
Other	(729)	(289)

Operating income	5,631	25,140

Gain (loss) on fair value of convertible notes	1,693	(38,287)
Gain on sale of Bellavista property	2,192	-
Community relations	(849)	(1,509)
Interest and financing expense	(1,708)	(1,293)
Realized losses on derivative instruments	(554)	(566)
Unrealized losses on derivative instruments	(93)	(88)
Write-down of long-term investments	(1,338)	(262)
Other	604	1,468

Income (loss) before taxes	5,578	(15,397)

Current income tax, withholding and other taxes recovery (expense)	2,296	(9,459)
Deferred income tax (expense) recovery	(1,533)	878

Net income (loss) for the period	$6,341	$(23,978)

Attributable to:
Shareholders of the Company	$6,262	$(24,005)
Non-controlling interests	79	27

Net income (loss) for the period	$6,341	$(23,978)

Income (loss) per share (attributable to shareholders of the Company)
Basic	$0.01	$(0.04)
Diluted	$0.00	$(0.04)

Weighted average number of common shares outstanding (in thousands)
Basic	917,660	671,755
Diluted	986,422	671,755

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2015	2014

Operating activities
Net income (loss) for the period	$6,341	$(23,978)
Mine restoration provisions settled	(134)	(256)
Non-cash charges	38,687	68,212

Cash provided by operating activities before changes in non-cash working capital	44,894	43,978

Changes in non-cash working capital	15,081	(22,579)
Changes in long-term value added tax receivables	(1,312)	(2,985)

Cash provided by operating activities	58,663	18,414

Financing activities
Otjikoto equipment loan facility, drawdowns net of transaction costs	3,883	11,326
Repayment of Otjikoto equipment loan facility	(1,716)	(508)
Payment of finance lease obligations	-	(1,608)
Repayment of Libertad equipment loan	(372)	(155)
Common shares issued for cash	482	1,414
Restricted cash	(431)	(1,969)
Interest and commitment fees paid	(1,490)	(6,024)

Cash provided by financing activities	356	2,476

Investing activities
Expenditures on mining interests:
Otjikoto, development and pre-production costs net of sales proceeds	(13,526)	(61,483)
Gramalote, prefeasibility and exploration	(3,450)	(3,255)
Masbate Mine, development and sustaining capital	(4,126)	(9,531)
Libertad Mine, development and sustaining capital	(6,139)	(7,775)
Limon Mine, development and sustaining capital	(5,397)	(4,840)
Fekola Project, exploration and evaluation	(18,481)	-
Other exploration and development	(5,782)	(8,178)
Purchase of non-controlling interest	(6,138)	-
Sale of EVI preference shares	-	5,487
Other	1,127	163

Cash used by investing activities	(61,912)	(89,412)

Decrease in cash and cash equivalents	(2,893)	(68,522)

Effect of exchange rate changes on cash and cash equivalents	(1,494)	(677)

Cash and cash equivalents, beginning of period	132,564	252,736

Cash and cash equivalents, end of period	$128,177	$183,537

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2015	2014

Assets
Current
Cash and cash equivalents	$128,177	$132,564
Accounts receivable and prepaids	12,253	14,446
Value-added and other tax receivables	14,354	16,671
Inventories	80,398	95,991

	235,182	259,672

Assets classified as held for sale	-	2,787

Long-term investments	16,713	18,408

Value-added tax receivables	26,743	25,405

Mining interests
- Owned by subsidiaries	1,685,782	1,722,807
- Investments in joint ventures	71,383	67,926

Other assets	24,100	21,593

	$2,059,903	$2,118,598

Liabilities
Current
Accounts payable and accrued liabilities	$59,862	$53,055
Current taxes payable	7,807	16,610
Current portion of long-term debt	13,737	10,456
Current portion of derivative instruments at fair value	2,517	2,406
Current portion of mine restoration provisions	1,062	1,062
Other	6,842	1,130

	91,827	84,719

Liabilities associated with assets held for sale	-	4,009

Derivative instruments at fair value	614	694

Long-term debt	370,074	368,832

Mine restoration provisions	51,963	51,957

Deferred income taxes	78,008	77,579

Employee benefits obligation	5,622	5,468

Other long-term liabilities	3,082	-

	601,190	593,258

Equity
Shareholders’ equity

Share capital

Issued: 921,746,643 common shares (Dec 31, 2014 – 917,652,046)	2,026,422	2,018,468
Shares to be issued for acquisition of rights	4,700	-

Contributed surplus	64,490	59,789

Accumulated other comprehensive loss	(95,339)	(71,553)

Retained deficit	(550,683)	(536,617)

	1,449,590	1,470,087

Non-controlling interests	9,123	55,253

	1,458,713	1,525,340

	$2,059,903	$2,118,598